SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Axovant Gene Therapies Ltd.

(Name of Issuer)

Common Shares, $0.00001 par value per share

(Title of Class of Securities)

G0750W104

(CUSIP Number)

Seok Oh

1 Circle Star Way, San Carlos, California 94070

(650) 562-8202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. G0750W104

1.	Name of Reporting Persons SVF Investments (UK) Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO - other
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0% (Item 5)
14.	Type of Reporting Person (see instructions) CO

CUSIP No. G0750W104

1.	Name of Reporting Persons SVF Holdings (UK) LLP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO - other
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0% (Item 5)
14.	Type of Reporting Person (see instructions) PN

CUSIP No. G0750W104

1.	Name of Reporting Persons SoftBank Vision Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO - other
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0% (Item 5)
14.	Type of Reporting Person (see instructions) PN

CUSIP No. G0750W104

1.	Name of Reporting Persons SVF GP (Jersey) Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO - other
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0% (Item 5)
14.	Type of Reporting Person (see instructions) CO

INTRODUCTORY NOTE

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 4 (the “Amendment”) amends and supplements certain items of the Schedule 13D for the common shares, $0.00001 par value (the “Common Shares”), of Axovant Gene Therapies Ltd., a Bermuda company (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 15, 2017, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on June 5, 2018, Amendment No. 2 to Schedule 13D filed with the SEC on December 20, 2018, and Amendment No. 3 to Schedule 13D filed with the SEC on March 19, 2019 (as so amended, the “Original Schedule 13D”). This Amendment is filed by SVF Investments (UK) Limited, a limited company organized under the laws of England and Wales (“SVF Investments”), which is a wholly owned subsidiary of SVF Holdings (UK) LLP, a limited liability partnership organized under the laws of England and Wales (“SVF Holdings”), which is a wholly owned subsidiary of SoftBank Vision Fund L.P., a limited partnership organized under the laws of Jersey (“SoftBank Vision Fund”). This Amendment is also filed by SVF GP (Jersey) Limited, a limited company organized under the laws of Jersey and the general partner of Softbank Vision Fund (“SVF GP” and, together with the SVF Investments, SVF Holdings and SoftBank Vision Fund, the “Reporting Persons”).

This Amendment constitutes an exit filing for the Reporting Persons. Due to changes in the internal governance of Roivant Sciences Ltd. (“Roivant”) relating to Roivant’s dispositive power over the Common Shares, the Reporting Persons are no longer deemed to beneficially own the Common Shares directly owned by Roivant. Additionally, based on other changes in Roivant’s internal governance relating to oversight of Roivant’s business and governance, the Reporting Persons are no longer deemed to control Roivant within the meaning of Instruction C to Schedule 13D. Roivant’s ownership of the Issuer’s Common Shares remains unchanged and this filing is not being made as a result of the purchase or sale of Common Shares of the Issuer by any party, including the Reporting Persons. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) – (c)	SoftBank Covered Persons

SVF Investments is a wholly owned subsidiary of SVF Holdings. SoftBank Vision Fund is the managing member of SVF Holdings. SVF GP is the general partner of Softbank Vision Fund. As such, each of SVF Investments, SVF Holdings, SoftBank Vision Fund and SVF GP may be deemed to share beneficial ownership of the Common Shares directly owned by Roivant.

The principal executive offices of SVF Investments and SVF Holdings is 69 Grosvenor Street, London, United Kingdom W1K 3JP. The principal executive office of SVF GP and Softbank Vision Fund is Aztec Group House, 11-15 Seaton Place, St. Helier, Jersey JE4 0QH.

The principal business of SVF GP is the management and control of the business of the SoftBank Vision Fund. The principal business of the SoftBank Vision Fund is to engage in making investments in securities of public and private companies. The principal business of SVF Investments and SVF Holdings is to directly hold securities of public and private companies, as determined by SVF GP, via SoftBank Vision Fund.

Each of Adam Nicholas Gulley, Rajeev Misra, Simon King and Robert David Milner is a managing director of SVF GP. Their principal business addresses, present principal occupations and countries of citizenship are set forth below. SVF Investments, SVF Holdings, SoftBank Vision Fund, SVF GP and such managing directors of SVF GP are referred to herein as the “SoftBank Covered Persons.”

Name	Principal Business Address	Present Principal Occupation	Citizenship
Adam Nicholas Gulley	69 Grosvenor Street, London, United Kingdom W1K 3JP	Director	United Kingdom
Rajeev Misra	69 Grosvenor Street, London, United Kingdom W1K 3JP	Director	United Kingdom
Simon King	Aztec Group House 11-15 Seaton Place, St. Helier, Jersey JE4 0QH	Director	United Kingdom
Robert David Milner	Aztec Group House 11-15 Seaton Place, St. Helier, Jersey JE4 0QH	Director and Attorney	United Kingdom

(d)	During the last five years, none of the Reporting Persons nor any of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e)

During the last five years, none of the Reporting Persons nor any of the Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

See Item 2(a)-(c) above for citizenship of each of the Reporting Persons. The citizenship of each of the Covered Persons is set forth in Item 2 (a) – (c) above, which is incorporated here by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information contained on each of the cover pages of this Schedule 13D and set forth or incorporated in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

(a)–(b)	None of the Reporting Persons have beneficial ownership of any Common Shares.

(c)	The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. The Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d)	Not applicable.

(e)	On July 10, 2019, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s Common Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2019

SVF INVESTMENTS (UK) LIMITED

	By:	/s/ Karen Ubell
	Name:	Karen Ubell
	Title:	Attorney-in-Fact

SVF HOLDINGS (UK) LLP

By: SOFTBANK VISION FUND L.P., its Managing Member

By: SVF GP (JERSEY) LIMITED, its General Partner

	By:	/s/ Karen Ubell
	Name:	Karen Ubell
	Title:	Attorney-in-Fact

SOFTBANK VISION FUND L.P.

By: SVF GP (JERSEY) LIMITED, its General Partner

	By:	/s/ Karen Ubell
	Name:	Karen Ubell
	Title:	Attorney-in-Fact

SVF GP (JERSEY) LIMITED

	By:	/s/ Karen Ubell
	Name:	Karen Ubell
	Title:	Attorney-in-Fact